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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

PUBLICIS GROUPE S.A.
(Name of Subject Company (Issuer))
 PUBLICIS GROUPE S.A.
(Names of Filing Persons (Offerors))
 Equity Warrants
(Title of Class of Securities)
 ISIN FR0000312928*
(CUSIP Number of Class of Securities)

Jean-Michel Etienne
Publicis Groupe S.A.
133, avenue des Champs-Elysées
75008 Paris, FRANCE
33 1 44 43 70 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:
Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation: $301,833,972.04**	Amount of Filing Fee: $32,296.25***

*	The equity warrants ("Warrants") of Publicis Groupe S.A. have an International Securities Identification Number ("ISIN") but do not have a CUSIP number.
**	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934. This calculation assumes the purchase of any and all issued and outstanding Warrants, at the offer price of €9 per Warrant in cash in euros (U.S.$10.89 per Warrant at an exchange rate of U.S.$1.2103 per €1, which was the noon buying rate on January 13, 2006, as published by the U.S. Federal Reserve Bank of New York). As of January 13, 2006, there were 27,709,748 Warrants issued and outstanding. The amount of the filing fee was calculated at a rate of $107.00 for each $1,000,000 of the transaction value.
***	Filing fee previously paid in connection with the initial filing of this Schedule TO.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 ("Amendment No. 2") to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement is filed herewith under cover of Schedule TO (the "Schedule TO") by Publicis Groupe S.A. ("Publicis"), a société anonyme organized under the laws of the Republic of France, and relates to this offer by Publicis (this "Offer"), to purchase any and all of its issued and outstanding equity warrants ("Warrants") at a single price in euros of €9 per Warrant. Subject to applicable law and regulatory approvals, Publicis reserves the right to extend or otherwise amend or terminate this Offer in any respect. This Offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 17, 2006, as amended (the "Offer to Purchase"). The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(C).

This Amendment No. 2 amends and supplements the Schedule TO filed by Publicis on January 17, 2006, as amended on January 31, 2006, as set forth below.

All information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 3.    Identity and Background of Filing Person.

(1)   The section entitled "THIS OFFER—8. Information About Us—Additional Information—Incorporation by Reference" of the Offer to Purchase is hereby amended by deleting the last bullet after the first paragraph and replacing such bullet in its entirety as follows:

"•	Our current reports on Form 6-K furnished to the SEC on January 5, 2005, May 17, 2005, May 18, 2005, June 3, 2005, June 16, 2005, June 22, 2005, July 28, 2005, September 21, 2005 (2 forms), September 23, 2005, October 17, 2005, November 2, 2005, November 23, 2005, December 15, 2005, December 27, 2005 and February 8, 2006."

Item 11.    Additional Information.

Recent Developments

On February 7, 2006, Publicis issued a press release announcing its revenue results for the fourth quarter of 2005. A copy of the English language version of this press release has been furnished to the SEC as an exhibit to our current Form 6-K on February 8, 2006, which is incorporated herein by reference. See "THIS OFFER—8. Information About Us—Additional Information—Incorporation by Reference" of the Offer to Purchase.

Item 13.    Information Required by Schedule 13e-3.

I.             Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(1)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by deleting the last sentence of the first paragraph and replacing such sentence as follows:

  "Starting in 2003, in connection with implementing aspects of this plan (and in parallel to the 'Focus on Cash' initiative in 2003 which we implemented to improve our cash flow from operating activities through a reduction in our working capital requirement) Publicis has undertaken the following steps:"

(2)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by adding the following after the first sentence of the second paragraph:

  "In addition to the supervisory board, also present at this meeting were Maurice Lévy, Claudine Bienaimé, Bertrand Siguier, Kevin Roberts and Roger A. Haupt, each a member of the management board, and Jean-Michel Etienne, our chief financial officer. The possibility of a repurchase of the Warrants through a tender offer was discussed because a tender offer for the Warrants would help simplify our balance sheet and capital structure by potentially eliminating (or at least reducing) one class of outstanding equity-linked securities, reducing the potential for future dilution of outstanding shares and helping in the future to simplify the calculation of earnings per share on a diluted basis."

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(3)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by deleting the last sentence of the second paragraph and replacing such sentence as follows:

  "At that meeting, however, our supervisory board decided not to proceed immediately with a tender offer for the Warrants because Publicis intended to focus instead at that time on the early redemption of the OCEANE 2018 and the issue of the Eurobond. Publicis determined that it would not be most effective to undertake a tender offer for the Warrants and the early redemption of the OCEANE 2018 and the issue of the Eurobond all at the same time. Given this, Publicis, in its business judgment, determined that the market conditions were appropriate to undertake the early redemption of the OCEANE 2018 and the issue of the Eurobond at that time. The supervisory board decided to reconsider a tender offer for the Warrants at a later date."

(4)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by deleting the fourth paragraph and replacing such paragraph in its entirety as follows:

  "On September 6, 2005, the regular quarterly meeting of the Strategic Alliance Executive Group held in connection with our strategic alliance with Dentsu and attended by its members Maurice Lévy, our chief executive officer and the chairman of our management board, Bertrand Siguier, member of the management board, Mr. Mataki, the president and chief executive officer of Dentsu, and Mr. Haruyuki Takahashi, managing director of Dentsu, was held. The Strategic Alliance Executive Group was established pursuant to the Strategic Alliance Agreement, dated as of November 30, 2003, between Dentsu and Publicis. The Strategic Alliance Executive Group was established to monitor, evaluate, consult, discuss and make recommendations to Publicis and Dentsu regarding aspects of our strategic alliance, including the strategic direction and progress of our strategic alliance and the level of service provided to clients introduced or referred by one party to the other. The Strategic Alliance Executive Group meets at least once a calendar quarter. The Strategic Alliance Executive Group has no specific authority related to the capital structure of Publicis generally, or an offer for the Warrants specifically. Messrs. Lévy, Mataki, Siguier, Narita, Etienne and Kamai, being together for the purposes of the Strategic Alliance Executive Group, decided to also discuss other matters. In this regard, Mr. Lévy and Mr. Mataki discussed whether management of Publicis had further considered the possibility of a tender offer for the Warrants."

(5)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by adding the following paragraph after the sixth paragraph as follows:

  "Commencing around this time and continuing until the commencement of this offer, Publicis and its advisors began preparing the U.S. and French materials for a tender offer for the Warrants."

(6)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by adding the following phrase to the first sentence of the ninth paragraph:

  ", including Messrs. Lévy and Bienaimé, both members of our management board, and Mr. Etienne, our chief financial officer."

(7)   The section entitled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer—This Offer" is hereby amended by adding the following sentence after the second sentence of the ninth paragraph:

  "The management board proposed a price of €9. The management board proposed this price after taking into account the Black-Scholes valuation of the Warrants and the trading price and trading volume history of the Warrants (see '—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price') and in the belief that this price would be attractive to a significant percentage of holders of Warrants."

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II.            Fairness of the Going-Private Transaction.

(1)   The section entitled "SPECIAL FACTORS—3. Fairness of This Offer" is hereby amended by adding the following sentence after the last sentence of the first paragraph of bullet (i) following the first paragraph:

  "This Black-Scholes model and the analysis of the historical market prices of the Warrants were part of the Company's analysis, as set forth in '—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price.' "

(2)   The section entitled "SPECIAL FACTORS—3. Fairness of This Offer" is hereby amended by deleting the last sentence of the second paragraph bullet (i) following the first paragraph and replacing such sentence in its entirety as follows:

  "See '—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price.' "

(3)   The section entitled "SPECIAL FACTORS—3. Fairness of This Offer" is hereby amended by deleting the last paragraph and replacing such paragraph in its entirety as follows:

  "We believe that this offer is procedurally fair to all unaffiliated holders of Warrants and to all holders of Warrants as a group. This offer was approved by the supervisory board (other than the six members who were not present), including a majority of members of the supervisory board who are not employees of Publicis. In this regard, we note that the two members of our supervisory board who are representatives of Dentsu were not present at and did not participate in the vote or recommendation of the supervisory board regarding this offer. Our non-employee directors have not retained an unaffiliated representative to act solely on behalf of the unaffiliated holders of Warrants for purposes of negotiating terms of this offer. Our non-employee directors have not retained an unaffiliated representative to act solely on behalf of the unaffiliated holders of Warrants for purposes of negotiating terms of this offer. There is no separate vote for unaffiliated holders of Warrants in connection with this offer. However, this offer is a completely voluntary transaction on the part of holders of the Warrants, in which they may choose whether or not to participate. This offer does not contemplate a subsequent transaction in which Warrants not tendered into this offer will be 'cashed out' involuntarily on the part of the holder, thereby depriving the holder of any Warrants not tendered in this offer of the benefits of continued ownership of the Warrants."

III.          Reports, Opinions, Appraisals and Negotiations.

(1)   The section entitled "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price" is hereby amended by adding the following sentence after the first paragraph as follows:

  "In this regard, Morgan Stanley assisted us, with respect to the historical market price methodology, by compiling and reviewing information related to those prices, and, with respect to the Black-Scholes model, by performing these calculations."

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

PUBLICIS GROUPE S.A.
By:	/s/ MAURICE LEVY Name: Maurice Lévy Title: Chief Executive Officer and Chairman of the Management Board

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